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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update: _____

☐ Form C/A: Amendment to Offering Statement: _____

    Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer: **ORBOTICS, INC.**

Legal status of issuer:

    Form: **C - AR ANNUAL REPORT**

    Jurisdiction of Incorporation/Organization: **DELAWARE**

    Date of organization: **7-16-24**

Physical address of issuer: **275 E HILLCREST DR STE 160 -139**

Website of issuer: **orboticsystems.com**

Is there a co-issuer? _____ yes **X** no. If yes,

Name of co-issuer: _____

Legal status of co-issuer:

    Form: _____

    Jurisdiction of Incorporation/Organization: _____

    Date of organization: _____

Physical address of co-issuer: _____

Website of co-issuer: _____

SEC 2930 (02-25)   Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Form C-AR   Orbotics, Inc

Form C - AR			Orbotics, Inc.
		2025	2024 (N/A)
Account Receivables:		0	
Short-term Debt		0	
Long-term Debt		0	
Revenues/Sales:		0	
Cost of Goods Sold		0	
Taxes Paid:		0	
Net Income:		0	
275 E Hillcrest Drive, Suite 160-139			

Business Information:

Significant milestones include: Exhitibed D3 with moving "booms" at Space Week Conference in Silicone Valley. Securing relationships with companies involved in Space Force.

We see the development of dual purpose technology for both private and government applications through our connections as well as setting up opportunities to get protoypes into orbit.

Use of Proceeds:

The funds were used to secure Trade Mark , create Provisional Patent, and purchase specific motors coming from Germany prior to tariffs getting into place.

Signature page to follow.

Form C-AR   Orbotics, Inc

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Issuer): Orbotics, Inc

By Jane Ielmini
COO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Erik T Long
CEO
April 10, 2026